SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MF GLOBAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.00% Convertible Senior Notes due 2038

(Title of Class of Securities)

55276YAA4

G60642AA6

(CUSIP Number of Class of Securities)

Howard Schneider, Esq.

717 Fifth Avenue

New York, NY 10022

(212) 589-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David B. Harms, Esq.

Catherine M. Clarkin, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$130,200,000	$5,116.86

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $210.0 million aggregate principal amount of the issuer’s 9.00% Convertible Senior Notes due 2038 at the tender offer price of $620 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,116.86	Filing Party: MF Global Ltd.
Form or Registration No.: SC TO-I	Date Filed: February 24, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 24, 2009 (the “Schedule TO”), which relates to the offer by MF Global Ltd., an exempted company incorporated under the laws of Bermuda (the “Company”), to purchase any and all of its issued and outstanding 9.00% Convertible Senior Notes due 2038 (the “Notes”) for cash, at the consideration equal to $620 per $1,000 principal amount of Notes purchased (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2009 (the “Offer to Purchase”) and the Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as amended or supplemented herewith. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in the Amendment to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All references herein to page numbers and sections in the Offer to Purchase and Letter of Transmittal refer to page numbers and sections in those documents as they were filed with the SEC via EDGAR as exhibits to the Schedule TO.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1, 4, 7 and 12 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) On page i, clause (ii) of the third paragraph of the section entitled “Important” is hereby amended by deleting that clause in its entirety and replacing it with the following:

“(ii) waive any and all of the conditions of the Offer, other than those dependent upon the receipt of necessary government approvals, prior to the Expiration Time,”.

(2) On page 2, clause (ii) of the section entitled “Summary Term Sheet – Conditions to the Offer” is hereby amended by deleting that clause in its entirety and replacing it with the following:

“(ii) waive any and all of the conditions of the Offer, other than those dependent upon the receipt of necessary government approvals, prior to the Expiration Time,”.

(3) On page 6, clause (ii) of the third paragraph of the section entitled “The Offer – Expiration Time; Extension; Amendment; Termination” is hereby amended by deleting that clause in its entirety and replacing it with the following:

“(ii) waive any and all of the conditions of the Offer, other than those dependent upon the receipt of necessary government approvals, prior to the Expiration Time,”.

(4) On page 14, clause (ii) of the last paragraph of the section entitled “Conditions to the Offer” is hereby amended by deleting that clause in its entirety and replacing it with the following:

“(ii) waive any and all of the conditions of the Offer, other than those dependent upon the receipt of necessary government approvals, prior to the Expiration Time,”.

(5) On page 5, the second paragraph of the section entitled “The Offer – Introduction” is hereby amended by deleting the first sentence in its entirety and replacing it with the following:

“Upon the terms and subject to the satisfaction or waiver of all conditions, other than, in the case of any waiver, those dependent upon the receipt of necessary government approvals, set forth herein and in the Letter of Transmittal, the Company will, promptly after the Expiration Time, accept for payment any and all Notes validly tendered and not validly withdrawn prior to the Expiration Time.”

(6) On page 9, the first paragraph of the section entitled “Procedures for Tendering and Withdrawing Notes – Determination of Validity” is hereby amended by deleting the first sentence in its entirety and replacing it with the following:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of Notes pursuant to the procedures described in this Offer to Purchase and the Letter of Transmittal and the form and validity of all documents will be determined by the Company in its sole discretion.”

(7) On page 9, the first paragraph of the section entitled “Procedures for Tendering and Withdrawing Notes – Determination of Validity” is hereby amended by deleting the fourth sentence in its entirety and replacing it with the following:

“Any determination by the Company as to the validity, form, eligibility and acceptance of Notes for payment, or any interpretation by the Company as to the terms and conditions of the Offer, is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction.”

(8) On page 10, the fifth paragraph of the section entitled “Procedures for Tendering and Withdrawing Notes – Withdrawal of Tenders by Holders” is hereby amended by deleting the first sentence in its entirety and replacing it with the following:

“The Company will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Any such determination is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction.”

(9) On page 13, the section entitled “Conditions to the Offer” is hereby amended by deleting the first bullet point in its entirety and replacing it with the following:

“in our reasonable judgment, there has been instituted or is pending any action, suit or proceeding by any government or any governmental, regulatory, self-regulatory or administrative authority, tribunal or other body, or by any other person, domestic, foreign or supranational, before any court, authority, tribunal or other body (or any such action, suit or proceeding has been threatened in writing by any such body or person) that directly or indirectly:”.

(10) On page 13, the section entitled “Conditions to the Offer” is hereby amended by deleting the fourth bullet point in its entirety and replacing it with the following:

“in our reasonable judgment, any statute, rule, regulation, judgment, order or injunction, including any settlement or the withholding of any approval, has been invoked, proposed, sought, promulgated, enacted, entered, amended, enforced, interpreted or otherwise deemed to apply by any court, government or governmental, regulatory, self-regulatory or administrative authority, tribunal or other body, domestic, foreign or supranational (or any such action has been threatened in writing by any such body), in any manner that directly or indirectly:”.

(11) On page 14, the section entitled “Conditions to the Offer” is hereby amended by deleting the fourth bullet point in its entirety and replacing it with the following:

“any change or changes have occurred in the business, condition (financial or otherwise), income, operations, property or prospects of the Company or any of its subsidiaries that could have a material adverse effect on the Company and our subsidiaries, taken as a whole, or on the benefits of the Offer to us;”.

(12) On page 26, the section entitled “Incorporation of Certain Documents by Reference” is hereby amended by deleting the fourth bullet point in its entirety.

Amendment to the Letter of Transmittal

The Letter of Transmittal and Item 12 of the Schedule TO are hereby amended and supplemented as follows:

(1) On page 3, the last sentence of the first paragraph is hereby amended by deleting the sentence in its entirety and replacing it with the following:

“The undersigned represents and warrants that the undersigned agrees to all of the terms and conditions in the Offer Documents.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.1 is true, complete and correct.

Dated: March 10, 2009	MF Global Ltd.

	By:	/s/ J. Randy MacDonald
	Name:	J. Randy MacDonald
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibits filed as a part of this Amendment No.1 are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 24, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(5)(i)	Press Release dated February 24, 2009.*

(b)	Not applicable

(d)(1)	Indenture, by and between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2008).

(d)(2)	Replacement Capital Covenant (incorporated by reference as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on July 18, 2008).

(d)(3)	Form of Registration Rights Agreement, among the Company, Man Group plc and Man Group U.K. Ltd. (incorporated by reference as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on May 31, 2007 (File No. 333-143395)).

(d)(4)	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent, (incorporated by reference as Exhibit 4.3 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(5)	Amendment No. 1 to the Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A. (incorporated by reference as Exhibit 4.5 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(6)	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd. (incorporated by reference as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on May 31, 2007).

(d)(7)	Form of Registration Rights Agreement by and between the Company and J.C. Flowers II L.P. (incorporated by reference as Exhibit 4.6 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(8)	Investment Agreement, between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.48 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(9)	Amendment No. 1 to the Investment Agreement between the Company and J.C. Flowers II L.P. (incorporated by reference, as Exhibit 10.49 to the Company’s Annual Report on 10-K, filed on June 13, 2008).

(d)(10)	Amended and Restated MF Global 2007 Long Term Incentive Plan (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on 10-Q, filed on February 11, 2009).

(d)(11)	Form of Share Option Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.24 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(12)	Form of Share Option Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.25 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(13)	Form of Restricted Share Unit Award Agreement (Employee Version) (incorporated by reference as Exhibit 10.26 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(14)	Form of Restricted Share Unit Award Agreement (Selected Executives Version) (incorporated by reference as Exhibit 10.27 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(15)	MF Global Ltd. Employee Stock Purchase Plan (incorporated by reference as Exhibit 10.28 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(16)	MF Global Ltd. Approved Savings-Related Share Option Plan (incorporated by reference as Exhibit 10.29 to the Company’s Quarterly Report on 10-Q, filed on November 13, 2007).

(d)(17)	Form of Non-Executive Chairman Restricted Share Award Agreement (incorporated by reference as Exhibit 10.33 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(18)	Form of Non-Employee Director Restricted Share Award Agreement (incorporated by reference as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, relating to the initial public offering of the Company’s common shares, as amended, filed on July 6, 2007).

(d)(19)	Transition Agreement between MF Global Ltd. and Kevin R. Davis (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2008).

(d)(20)	Transition Agreement between MF Global Ltd. and Christopher Smith (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 11, 2008).

(d)(21)	Transition Agreement between MF Global Ltd. and Amy Butte (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 4, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.